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                       [Dewey Ballantine LLP Letterhead]



November 5, 1999

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Columbia/HCA Healthcare Corporation (CIK No. 0000860730)
     Request for Withdrawal of Registration Statement on Form S-4
     Registration No. 333-84755


Ladies and Gentlemen:


Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, we hereby request the withdrawal of the registration statement on Form S-4 (file No. 333-84755) (the "Registration Statement") of LifePoint Hospitals Holdings, Inc. ("Holdings"), for the above-captioned co-registrant. The Registration Statement, which relates to the registration of the 10 3/4% Senior Subordinated Notes due 2009 (the "Notes") of Holdings, was submitted to and accepted by the Securities and Exchange Commission on August 9, 1999 (Accession Number 0000950130-99-004629). At the time the Registration Statement was filed, Columbia/HCA Healthcare Corporation was a limited guarantor of Holdings' obligations under the Notes, and therefore a co-registrant. However, subsequent to such date, Columbia/HCA has been fully, unconditionally and irrevocably released from its obligations as a guarantor of the Notes. Therefore, we request that the Registration Statement be withdrawn from the Securities and Exchange Commission's database for the above-captioned co-registrant only. All other co-registrants remain guarantors of the Notes and should not be withdrawn. The
                                                      ---
primary obligor on the Notes, Holdings, also remains and should not be
                                                                ---
withdrawn.


Sincerely,
/s/ Dewey Ballantine LLP